

May 15, 2024

Atanas H. Atanasov
Chief Financial Officer
HF Sinclair Corp
2828 N. Harwood, Suite 1300
Dallas, Texas 75201

>   **Re: HF Sinclair Corp**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **Form 8-K filed on February 21, 2024**
>   **File No. 001-41325**

Dear Atanas H. Atanasov:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2023

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 76

1.   We note your reconciliation of the following non-GAAP presentations exclude the effects of "lower of cost or market inventory valuation adjustments" in the Form 10-K and in the Press Release filed under Form 8-K:

   •   Adjusted EBITDA,
   •   Refinery Segment Gross Margin and Net Operating Margin per produced barrel sold, and
   •   Renewable Segment Gross Margin and Net Operating Margin per produced gallon sold.

   It appears these inventory-related adjustments substitute individually tailored recognition and measurement methods for those of GAAP. While it may be appropriate to highlight these items in your discussion of operating results, it is unclear whether these adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP are appropriate reconciling items for non-GAAP performance measures. Please revise or explain to us the basis for excluding lower of cost or market inventory valuation adjustments in your presentation of these non-GAAP measures. Refer to Question 100.04 of the Non-GAAP Measures Compliance and Disclosure Interpretations. We note similar issues in your Form 10-Q for the quarterly period ended March 31, 2024.

2. We note you present here non-GAAP measures Refinery segment gross margin and Net operating margin per produced barrel sold, Renewable segment gross margin and Net operating margin per produced barrel sold and Marketing segment gross margin per gallon sold. Please revise to address the following:

- We note the titles of the above noted non-GAAP measures are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please revise the titles or descriptions of non-GAAP measures here and throughout the filing to reflect their adjusted nature such as "Adjusted gross margin" or similar titles. Please refer to Item 10(e)(ii)(E) of Regulation S-K.

- You present Refinery gross margin, Renewables gross margin, Marketing gross margin, Refinery net operating margin per produced barrel sold and Renewables net operating margin per produced barrel sold, without also presenting the most directly comparable GAAP measure. Please expand to include a presentation of the most directly comparable US GAAP measure and reconcile to non-GAAP measures presented as required by Item 10(e)(1)(i) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We also note similar issues in your Form 10-Q for the quarterly period ended March 31, 2024.

Form 8-K filed on February 21, 2024

Exhibit 99.1
Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 14

3. Considering the comments 1 and 2 above, please revise the applicable non-GAAP measures and related disclosures as appropriate. We also note the similar issues in your Form 8-K filed on May 8, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation